Exhibit 99.1

Corporate Communications

CNH Industrial February Board of Directors Meeting

Basildon, February 25, 2014

CNH Industrial N.V. informs that its next Board of Directors meeting will be held on February 27, 2014, instead of February 28, 2014.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland
Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco
Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact:

Alessia Domanico

Tel: +44 01268 292 992

Laura Overall

Tel: +44 01268 292 468

Email: mediarelations@cnhind.com

www.cnhindustrial.com

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom